File by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended,

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 25, 2004

HARMONY

“RIGHTSIZING AND

RESTRUCTURING PROGRAMME COMPLETED - PROFITABILITY RESTORED”

Quarter ended

September 2004

HIGHLIGHTS

HARMONY™

Important Information

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a preliminary prospectus and related offer materials that Harmony distributes to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

HARMONY HIGHLIGHTS

cash operating profit of R132,8 million (June ‘04 - loss of R43,0 million)

working costs of R77 880/kg (June ‘04 - R83 173/kg)

2,5% increase in production on core operations

implementation of CONOPS on track

growth projects on track - Doornkop South Reef Project re-engineered

AND we commenced an offer to Gold Field

shareholders

[chart]

		September 2004	June 2004	% Variance
Production	–kg	25 822	26 373	(2)
Production	–oz	830 195	847 908	(2)
Revenue	–R/kg	83 024	81 543	2
Revenue	–US$/oz	405	384	1
Cash cost	–R/kg	77 880	83 173	6
Cash cost	–US$/oz	380	392	3
Exchange rate		6,38	6,60	(3)

Š June 2004		R83 173/kg
Š Sept 2004	R80 000/kg	R77 880/kg
Š Dec 2004	R77 500/kg	(on target)
Š June 2005	R75 000/kg	(on target)

	Sept 2004	Jun 2004	% Variance
U/g working costs—R/tonne	433	433	—
Cash operating profit (R’m)	133	(43)	409
Cash operating profit margin	6%	—	100
Cash earning/(loss) per share	41	(15)	373
EPS (cents)	(106)	(191)	45
•	wage increases offset by CONOPS benefits

Ounces	Working cost R/kg	Sept ‘04
Very profitable	Below R70 000/kg	57%
Profitable	Below R83 000/kg	83%
Loss making	Balance	17%

Overall cash operating profit margin 6,2%

A quarter on quarter cash operating profit variance analysis	(R43,0) million
Cash operating loss – June 2004
— volume decrease (tonnes)	(R379,6) million
— working cost decrease (%)	R182,6 million
— recovery grade increase (g/t)	R334,6 million
— Rand gold price increase (R/kg)	R 38,2 million
— net variance	R175,8 million
Cash operating profit – Sept 2004	R132,8 million

Working profit	133
Overheads	(38)
Net sundry revenue	37
Interest paid	(100)
Foreign exchange loss	(1)
Financial instruments	1

32

DEPRECIATION AND NON-RECURRING

Sustainable earnings before depreciation	32
Investments	4
Depreciation	(239)
Restructuring costs	(154)
Exploration costs	(24)
Rehabilitation provision	(14)

Net loss before tax	(395)

RECONCILIATION OF HEADLINE EARNINGS

EARNINGS PE R SHARE (SA Cents)	QUARTER ENDED SEPT 2004	QUARTER ENDED JUNE 2004
Cash earnings/(loss)	41	(15)
Basic loss	(106)	(191)
Headline loss	(110)	(131)
Fully diluted loss	(106)	(191)

Headline earning in cents per share	Quarter ended Sept 2004
Basic loss	(106)
Profit on sale of mining assets	(3)
Mark-to-market of financial instruments	(1)

Headline loss	(110)

QUARTER ON QUARTER OPERATIONAL PERFORMANCE

OPERATIONS	SEPT 2004 (R’million)	JUN 2004 (R’million)	VARIANCE (R’million)
Free State growth	144	67	77
Free State marginal	(75)	(70)	(5)
Evander	62	1	61
Randfontein	4	4	—
Elandsrand	(39)	(25)	(14)
Orkney	1	—	1
Kalgold	(3)	3	(6)
Re-structured operations	—	(58)	58
Australian operations	39	35	4
Total	133	(43)	176

OPERATIONAL HIGHLIGHTS

Š	good progress with CONOPS
Š	digested the annual 7% wage increase
Š	Target Shaft R/tonne cost improvements
Š	further production improvements at Tshepong
Š	Bambanani’s overall improvements – tonnes, grade and safety
Š	Evander’s excellent recovery, but grades not sustainable
Š	Elandsrand restructuring completed and recovery underway
Š	solid contribution from Australasia

CAPITAL EXPENDITURE – “INVESTING

IN OUR FUTURE”

OPERATIONAL CAPEX	ACTUAL SEPT 2004	FORECAST DEC 2004
Free State Growth	27	17
Free State Marginal	8	4
Evander	14	8
Randfontein	7	4
Australian Operations	35	34
Total Operational Capex	91	67
PROJECT CAPEX
Doornkop South Reef	32	40
Elandsrand New Mine	27	29
Tshepong North Decline	12	15
Phakisa Shaft	21	27
Target Shaft	13	11
PNG	42	22
Total Project Capex	147	144
TOTAL CAPEX	238	211

HIDDEN VALLEY – PRODUCTION GROWTH

IN AUSTRALASIA

•	approval process is progressing towards date of end of November 2004
•	construction date – February 2005
•	project optimisation (pit design and infrastructure) underway
•	definition drilling continues – conversion of inferred resources to indicated resources

WAFI – PROGRESSING TOWARDS

PRE-FEASIBILITY STUDY

•	completed 13 136 metre RD drilling programme, 5 538 metres in July and August 2004,

Borehole	Drill Hole Values	Area
· WRC 014	25m @ 3,94 g/t from 161m	B-Zone
· WRC 017	30m @ 5,03 g/t from 107m	B-Zone
· WRC 028	33m @ 4,75 g/t from 313m	Link-Zone
· WRC 046	71m @ 5,13 g/t from 63m	A –Zone
•	results indicate orebody continuity between B-Zone and Link-Zone with greatly improved definition,
•	Wafi orebody still open at depth

HARMONY                        DOORNKOP SOUTH REEF PROJECT - RE-ENGINEERED

re-interpretation of geological model completed

southern portion of orebody now contains 75% of gold above 207 Level (previously 212 Level)

capital expenditure saving of R173 million

60m of shaft sinking

less development

full production targets reached six months earlier

HARMONY                        DOORNKOP SOUTH REEF PROJECT - FINANCIAL ANALYSIS

Capital cost update
R ‘million
Final estimated cost	1 097,6
Sunk capital	142,9
Capital to be spent	954,7

Financial evaluation
Gold price (R/kg)	R80 000
NPV @ 7,5%	R403m
IRR	58%

WHAT MAY THE FUTURE HOLD ?

Next quarter (Dec ‘04)

•	gold price – R83 000 – R86 000/kg
•	cash operating cost below—R77 000/kg
•	CONOPS successfully implemented company wide
•	Elandsrand, recovery in progress

“Cash burn” – a thing of the past

THE PROPOSED MERGER BETWEEN HARMONY AND GOLD FIELDS

OUR OFFER

• share for share offer for 100% of Gold Fields

• 1,275 Harmony share for every Gold Fields share

• the offer values Gold Fields at R52,9 billion (US$ 8,1 billion)

• represents a 29% premium to the volume weighted average market price of Gold Fields and 30 days prior to the announcement

• Norilsk, Gold Fields’ largest shareholder, has irrevocably committed to accept the offer in respect of its entire holding of 20%

THE TRANSACTION

EARLY SETTLEMENT

Up to a maximum 34,9% of Gold Fields shares can be settled firm within approximately 30 days

—	pro-rata for all shareholders
—	to comply with all regulatory requirements

Allows shareholders to realise in a short time period the premium inherent in the offer

To the extent that some Gold Fields shareholders do not accept early settlement, other shareholders could receive early settlement for a greater percentage of their shares, up to 100%

Effective minimum settlement is 44% (Norilsk has undertaken not to accept the early offer)

Closing date of 26 November 2004 with settlement by no later than 3 December 2004

Subject ONLY to Harmony shareholder approval and SEC registration of the new Harmony shares

SUBSEQUENT OFFER

immediate follow-on offer

on the same terms as the early settlement offer

for the balance of the issued share capital of Gold Fields

KEY CONDITIONS

IAMGold transaction not proceeding

Approval from the South African Competition Authorities

THE RATIONALE FOR THE OFFER

•	continuation of our strategy of growth
•	creation of the world’s largest gold producer
•	value proposition of combined entity makes for a compelling investment case
•	Harmony has a track record in unlocking value of turnaround assets and this can be achieved with the Gold Fields South African assets

Questions

Website

www.harmony.co.za